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                            July 28, 2020

       Marco Alfonsi
       Chief Executive Officer
       Can B Corp
       960 South Broadway, Suite 120
       Hicksville, NY 11801

                                                        Re: Can B Corp
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed July 17, 2020
                                                            File No. 024-11233

       Dear Mr. Alfonsi:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2020 letter.

       Amendment No. 1 to Form 1-A Filed July 17, 2020

       Dilution, page 15

   1. We note your response and related revisions to our comment 3. Please revise to provide the amount of dilution
to investors at the various levels of funding received from the offering. Indicate the
dilution to investors at the 25%, 50%, 75%, and 100% funding levels.
 Marco Alfonsi
FirstName
Can B CorpLastNameMarco Alfonsi
Comapany
July       NameCan B Corp
     28, 2020
July 28,
Page  2 2020 Page 2
FirstName LastName
       You may contact Stephen Kim at 202-551-3291 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services